UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2021

000-56241

(Commission File Number)

Cresco Labs Inc.

(Exact name of Registrant as specified in its charter)

400 W Erie St Suite 110

Chicago, IL 60654

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit Index

Exhibit No.	Description

99.1	News Release dated January 14, 2021

99.2	News Release dated January 14, 2021

99.3	News Release dated January 15, 2021

99.4	Form 51-102F3 – Material Change Report filed January 19, 2021

99.5	Prospectus Supplement to the Short Form Base Shelf Prospectus dated January 19, 2021

99.6	Agency Agreement dated January 19, 2021

99.7	News Release dated January 19, 2021

99.8	News Release dated January 21, 2021

99.9	Form 51-102F3 – Material Change Report filed February 1, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date: February 23, 2021	By:	/s/ Charles Bachtell

Charles Bachtell Chief Executive Officer